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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

SunCom Wireless Holdings, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
86775103
(CUSIP Number)
Patrick H. Daugherty
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(972) 628-4100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 15, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	86775103	Page	2	of	12

1	NAMES OF REPORTING PERSONS:

	S. S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Highland Capital Management, L.P., a Delaware limited partnership 75-2716725

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		16,003,693

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,855,006

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		16,003,693

WITH	10	SHARED DISPOSITIVE POWER:

		1,855,006

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	17,858,699

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	30.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN, IA

CUSIP No.	86775103	Page	3	of	12

1	NAMES OF REPORTING PERSONS:

	S. S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Strand Advisors, Inc., a Delaware corporation 95-4440863

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		16,003,693

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,855,006

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		16,003,693

WITH	10	SHARED DISPOSITIVE POWER:

		1,855,006

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	17,858,699

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	30.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO, HC

CUSIP No.	86775103	Page	4	of	12

1	NAMES OF REPORTING PERSONS:

S. S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Highland Capital Management Services, Inc., a Delaware corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		728,917

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

728,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

728,917

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	86775103	Page	5	of	12

1	NAMES OF REPORTING PERSONS:

	S. S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	James D. Dondero

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		18,587,616

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		18,587,616

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	18,587,616

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	31.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN, HC

CUSIP No.	86775103	Page	6	of	12

1	NAMES OF REPORTING PERSONS:

	S. S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Highland Credit Strategies Fund, a Delaware trust (1) 20-4948762

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,037,196

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,037,196

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,037,196

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(1) The Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Credit Strategies Fund and Restoration Opportunities Fund. Therefore, each of Highland Credit Strategies Fund and Restoration Opportunities Fund expressly disclaims membership in a group with the other Reporting Persons.

CUSIP No.	86775103	Page	7	of	12

1	NAMES OF REPORTING PERSONS:

	S. S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Restoration Opportunities Fund, a Delaware trust (1) 20-2689757

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		817,810

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		817,810

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	817,810

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	1.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
(1) The Reporting Persons may be deemed to be the beneficial owners of the shares of the Issuer’s Common Stock beneficially owned by the other Reporting Persons. However, with respect to the matters described herein, no other Reporting Person may bind, obligate or take any action, directly or indirectly, on behalf of Highland Credit Strategies Fund and Restoration Opportunities Fund. Therefore, each of Highland Credit Strategies Fund and Restoration Opportunities Fund expressly disclaims membership in a group with the other Reporting Persons.

Item 1. Security and Issuer.
     This statement on Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (the “Common Stock”), of SunCom Wireless Holdings, Inc., a Pennsylvania corporation (“Holdings” or the “Issuer”). The principal executive offices of the Issuer are located at 1100 Cassatt Road, Berwyn, PA 19312.
     The information set forth in the Exhibits to this Schedule 13D is hereby expressly incorporated herein by reference, and the responses to each item of this Schedule 13D are qualified in their entirety by the provisions of such Exhibits.
Item 2. Identity and Background.
     (a) This statement is filed by and on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) Highland Capital Management L.P., a Delaware limited partnership (“Highland Capital”); (ii) Strand Advisors, Inc., a Delaware corporation (“Strand”); (iii) Highland Capital Management Services, Inc., a Delaware corporation (“Services”) (iv) Highland Credit Strategies Fund, a Delaware statutory trust (“HCF”), (v) Restoration Opportunities Fund, a Delaware statutory trust (“Restoration”) and (vi) James D. Dondero. The directors and executive officers of Strand and Services are named on Appendix 1 hereto.
     Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
     The Reporting Persons expressly disclaim membership in a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as evidence that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
     (b) The address of the principal business office of each of the Reporting Persons is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240.
     (c) The principal business of Highland Capital, a registered investment adviser, is acting as investment adviser and/or manager to other persons, including HCF and Restoration. Highland Capital may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of other persons, including HCF and Restoration. The principal business of Strand is serving as the general partner of Highland Capital. Strand may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Highland Capital. The principal business of Mr. Dondero is serving as the President of HCF and Restoration and the President and a director of Strand and Services. Mr. Dondero may be deemed to beneficially own shares owned and/or held by and/or for the account of and/or for the benefit of Strand and/or Services. The principal business of HCF is to act as a registered investment company. The principal business of Restoration is to act as a registered investment company. The principal business of Services is to provide management services to Highland Capital and/or certain of its affiliates and related entities.
     (d) and (e) During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons controlling the Reporting Persons, or the directors or executive officers of Strand and Services, has been convicted in a criminal proceeding or was a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f) Highland Capital Management, L.P. – Delaware
Strand Advisors, Inc. – Delaware
James Dondero – United States of America
Highland Capital Management Services, Inc. – Delaware
Highland Credit Strategies Fund – Delaware
Restoration Opportunities Fund – Delaware
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Persons have acquired an aggregate of 18,587,616 shares of Common Stock (the “Shares”), which are reported herein, through the exchange of senior subordinated debt of the SunCom Wireless, Inc. (f/k/a Triton PCS, Inc.) (“Wireless”), the indirect subsidiary of the Issuer, in the aggregate principal amount of $261,378,000.00 beneficially owned by Services and a combination of funds from accounts managed by Highland Capital.
Item 4. Purpose of Transaction.
     The Reporting Persons acquired the Shares pursuant to an exchange transaction whereby the Issuer contributed Common Stock to its direct subsidiary and the direct parent of Wireless, SunCom Wireless Investment Company LLC (“Investco”), and Investco delivered the Shares to the Reporting Persons in exchange for all of the 9 3/8% Senior Subordinated Notes due 2011 and the 8 3/4 Senior Subordinated Notes due 2011 (collectively, the “Wireless Notes”) beneficially owned by the Reporting Persons, as part of a recapitalization by the Issuer (the “Recapitalization”).
     The Reporting Persons originally acquired Wireless Notes for investment purposes because the Reporting Persons believed that such securities, when purchased, were substantially undervalued and represented an attractive investment opportunity.
     On January 31, 2007, Highland Capital on behalf of itself and certain of its affiliates and related entities, including HCF, Restoration and Services (collectively, the “Highland Entities”), the Issuer and certain other unrelated parties listed on the signature pages thereto entered into an Exchange Agreement (the “Exchange Agreement”) pursuant to which, among other things, the parties agreed to effect the Recapitalization. Pursuant to the Exchange Agreement, the parties thereto, including holders of approximately 98.05% of the outstanding Wireless Notes (the “Noteholders”), implemented the Recapitalization through an equity-for-debt exchange (the “Exchange”) with an exchange ratio of 711.14 shares of Common Stock, for each $1,000 principal amount of Wireless Notes exchanged by the participating Noteholders, including the Highland Entities. Based on the Highland Entities’ ownership of the Wireless Notes immediately prior to the closing of the Exchange, the Highland Entities received approximately 18,587,616 shares of Common Stock in the Exchange, which amount reflects the conversion contemplated by the Merger (defined herein) described herein.
     To effect the Exchange, the Issuer contributed shares of Common Stock to Investco and Investco delivered such Common Stock to the Highland Entities and other consenting Noteholders in exchange for their Wireless Notes in accordance with the exchange ratio and the provisions of the Exchange Agreement. In addition, the holders of its Common Stock at a specially called meeting on April 20, 2007 (the “Special Meeting”) approved (i) the Exchange and (ii) the Agreement and Plan of Merger (the “Merger Agreement”), between the Issuer and SunCom Merger Corp., a wholly-owned subsidiary of the Company (“Merger Sub”), entered into concurrently with the execution of the Exchange Agreement pursuant to which, immediately prior to the Exchange, Merger Sub was merged with and into the Issuer (the “Merger”) for the purpose of (x) effecting the conversion of each outstanding share of common stock of the Issuer into 0.1 share of Common Stock, (y) effecting certain amendments to the certificate of incorporation of the Company and (z) granting certain additional rights to the holders of Common Stock of the Company immediately prior to the Merger, as more fully described in the Exchange Agreement.

     Pursuant to the Exchange Agreement, the Highland Entities supported and implemented the Recapitalization. Contemporaneously with the consummation of the Exchange, the size of the board of directors of the Company (the “Board of Directors”) was increased to ten and the Board was reconstituted with two of the existing members continuing to serve on the Board, three of the ten members being appointed by the Highland Entities and the remaining five of the ten members being appointed by certain other Noteholders who were parties to the Exchange Agreement. The three members of the reconstituted Board appointed by the Highland Entities are Patrick H. Daugherty, Niles Chura and a person to be named that will qualify as an independent member of the Board. A copy of the Exchange Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.
     In connection with the Exchange and as an inducement for the Highland Entities and certain other Noteholders to enter into the Exchange Agreement, the Highland Entities, certain holders of Common Stock of the Issuer (the “Lock-up Stockholders”) and certain other Noteholders entered into a Lock-up and Voting Agreement simultaneously with the execution of the Exchange Agreement on January 31, 2007 (the “Lock-up Agreement”). Pursuant to the Lock-up Agreement, the Lock-up Stockholders agreed to vote their shares of Common Stock in favor of the Recapitalization, the Exchange Agreement and the Merger until the earliest to occur of (i) the closing of the transactions contemplated by the Exchange Agreement; (ii) the termination of the Exchange Agreement in accordance with its terms, (iii) the written agreement of the Noteholders that are signatories to the Lock-up Agreement to terminate the Lock-up Agreement, and (iv) May 31, 2007. At the Special Meeting and consistent with the Lock-up Agreement, the Lock-up Stockholders voted their shares in favor of the Recapitalization, the Exchange Agreement and the Merger. In addition to the voting agreement, the Lock-up Stockholders agreed to not, directly or indirectly, (i) support, solicit, seek, formulate or encourage any plan that would compete with the Recapitalization, (ii) object, oppose or take any action that may hinder or impair or that is inconsistent with the Recapitalization and (iii) transfer the Lock-up Stockholders’ shares of Common Stock unless certain restrictions, including that any transferee would agree in writing to be bound by the terms and conditions of the Lock-up Agreement, are met. As a result of the closing of the transactions contemplated by the Exchange Agreement on May 15, 2007, the Lock-up Agreement is no longer effective.
     The Reporting Persons continue to review the Highland Entities’ investment in the Issuer. Certain of the Reporting Persons have in the past and may continue in the future to engage in discussions with management, the Board of Directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board of Directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, certain of, or all of, the Reporting Persons may in the future take such actions with respect to the Highland Entities’ investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of the Shares held by some, or all, of the Highland Entities, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D. None of the Reporting Persons may bind, obligate or take action, directly or indirectly, on behalf of HCF or Restoration with respect to the matters described herein, and each of HCF and Restoration expressly disclaims any intention to take any action with the other Reporting Persons with respect to the Shares or its investment herein.
Item 5. Interest in Securities of the Issuer.
     (a) As of May 15, 2007, (i) Highland Capital may be deemed to beneficially own 17,858,699 shares of Common Stock, which represents approximately 30.2%1,2 of the outstanding Common Stock; (ii) Strand may be deemed to beneficially own 17,858,699 shares of Common Stock, which represents approximately 30.2%1,2 of the outstanding Common Stock; (iii) Services may be deemed to beneficially own 728,9171 shares of Common Stock,

[1]	This calculation is based on 59,221,898 shares of the Issuer’s Common Stock outstanding as of May 15, 2007, according to information received from the Issuer, as a result of the Exchange.

[2]	Highland Capital and certain of its affiliates and related entities collectively hold approximately 31.4% of Issuer’s Common Stock.

which represents approximately 1.2%1 of the outstanding Common Stock; (iv) HCF may be deemed to beneficially own 1,037,196 shares of Common Stock, which represents approximately 1.8%1 of the outstanding Common Stock; (v) Restoration may be deemed to beneficially own 817,810 shares of Common Stock, which represents approximately 1.4%1 of the outstanding Common Stock; and (vi) James D. Dondero may be deemed to beneficially own 18,587,616 shares of Common Stock, which represents approximately 31.4%1 of the outstanding Common Stock.

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
(b)	Power	Power	Power	Power
Highland Capital Management, L.P.	16,003,693	1,855,006	16,003,693	1,855,006
Strand Advisors, Inc.	16,003,693	1,855,006	16,003,693	1,855,006
James D. Dondero	0	18,587,616	0	18,587,616
Highland Capital Management Services, Inc.	0	728,917	0	728,917
Highland Credit Strategies Fund	0	1,037,196	0	1,037,196
Restoration Opportunities Fund	0	817,810	0	817,810
     (c) Except as described above, there have been no transactions in the Common Stock by any of the Reporting Persons during the past sixty days.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     On January 31, 2007, Highland Capital, Services, HCF and certain of Highland Capital’s affiliates entered into the Exchange Agreement, a copy of which is attached hereto as Exhibit 1.
     On January 31, 2007, Highland Capital, Services, HCF and certain of Highland Capital’s affiliates entered into the Lock-up Agreement, a copy of which is attached hereto as Exhibit 2.
     Other than as provided herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons or any other person with respect to the securities of the Issuer.
Item 7. Material to be Filed as Exhibits.

Exhibit 1	Exchange Agreement, dated as of January 31, 2007, by and among the Consenting Noteholders (as defined therein), SunCom Wireless Holdings, Inc., SunCom Wireless, Inc., and SunCom Wireless Investment Company LLC

Exhibit 2	Lock-up and Voting Agreement, dated as of January 31, 2007, by and among the Identified Bondholders (as defined therein) and the Stockholders (as defined therein)

Exhibit 3	Joint Filing Agreement, by and among the Reporting Persons, dated May 17, 2007.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.
Date: May 17, 2007

Highland Capital Management, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/ James Dondero

		Name:	James Dondero
		Title:	President

Strand Advisors, Inc.
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

Highland Capital Management Services, Inc.
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

Highland Credit Strategies Fund
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

Restoration Opportunities Fund
By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

James Dondero
/s/ James Dondero

APPENDIX 1
     The name of each director and executive officer of Strand and Services is set forth below. The business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240. Each person identified below is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Present Principal Occupation or Employment
Name	and Business Address (if applicable)
Strand Advisors, Inc.

James Dondero, Director	President
Mark Okada	Executive Vice President
Patrick H. Daugherty	Secretary
Todd A. Travers	Assistant Secretary
Michael Minces	Assistant Secretary
James Plohg	Assistant Secretary
Brian Lohrding	Treasurer

Highland Capital Management Services, Inc.

James Dondero, Director	President
Mark Okada, Director	Secretary and Treasurer

EXHIBITS

Exhibit 1	Exchange Agreement, dated as of January 31, 2007, by and among the Consenting Noteholders (as defined therein), SunCom Wireless Holdings, Inc., SunCom Wireless, Inc., and SunCom Wireless Investment Company LLC

Exhibit 2	Lock-up and Voting Agreement, dated as of January 31, 2007, by and among the Identified Bondholders (as defined therein) and the Stockholders (as defined therein)

Exhibit 3	Joint Filing Agreement, by and among the Reporting Persons, dated May 17, 2007.